Item 1. SECURITY AND ISSUER
This Schedule 13D Amendment #3 relates to the shares of John Hancock Financial Trends Funds Inc ("JHFT").The principal executive offices of JHFT are located at 601 Congress Street, Boston, MA 02210.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Schultz Investment Advisors, Inc. 160 E Grand River Road, Suite B, Williamston, MI 48895 (514) 347-2700.

Schultz Investment Advisors, Inc. is a registered investment advisor. Scott T. Schultz is Chairman of Schultz Investment
Advisors, Inc.

Pursuant to a proceeding by the Securities and Exchange Commission ("SEC"), an Offer of Settlement by Schultz Investment Advisors, Inc. and Scott Schultz (together, "Schultz"), a Consent by
Schultz to the entry of an Order as set forth in the Offer, and acceptance by the SEC of the Offer of Settlement, Schultz is subject to an Order, which contains findings that Schultz neither admits nor denies. Please refer to http://www.sec.gov/litigation/admin/33-8650.pdf.

Mr. Schultz is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Schultz Investment Advisors, Inc. has accumulated shares of the Issuer on behalf of accounts that are managed by them. All funds that have been utilized to purchase such shares are from such accounts.

ITEM 4. PURPOSE OF TRANSACTION

The filing persons own 4.78% of the issuer's outstanding shares.
In light of its small size and the persistent double digit discount of its shares to their net asset value, the filing persons have concluded that it is appropriate for the issuer's board of trustees to consider alternatives designed to afford shareholders an opportunity to realize net asset value, and have communicated such to the issuers board. However, recent concerns in the financial industry have caused filing person to reevaluate its holdings on behalf of its clients, and maintain a lesser position of this holding at this time.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the semi-annual report for the period ending June 30, 2005 filed on September 6, 2005 there were 3,986,504 shares outstanding. The percentage set forth in this item (5a) was derived using such number.

Schultz Investment Advisors, Inc. has the authority to dispose of 190427 shares of JHFT or 4.78% of the outstanding shares.

b. Schultz Investment Advisors, Inc. has shared dispositive power over 0 shares.

c. During the last sixty days the following shares of common stock were purchased or sold:

Trade
Date	     Activity 	Quantity    Price

8/21/2007	sell	100	17.060
9/4/2007	sell	892	17.558
9/12/2007	sell	1000	17.042
9/12/2007	sell	1000	17.042
9/12/2007	sell	1000	17.042
9/12/2007	sell	1000	17.042
9/12/2007	sell	1000	17.042
9/12/2007	sell	1000	17.042
9/12/2007	sell	1000	17.042
9/12/2007	sell	1000	17.042
9/12/2007	sell	1000	17.042
9/12/2007	sell	1000	17.042
9/13/2007	sell	513	17.106
9/13/2007	sell	588	17.106
9/13/2007	sell	634	17.106
9/13/2007	sell	401	17.106
9/13/2007	sell	1238	17.106
9/13/2007	sell	446	17.106
9/13/2007	sell	516	17.106
9/13/2007	sell	2295	17.106
9/13/2007	sell	419	17.106
9/13/2007	sell	673	17.106
9/13/2007	sell	528	17.106
9/13/2007	sell	299	17.200
9/13/2007	sell	889	17.106
9/13/2007	sell	3360	17.106
9/14/2007	sell	565	17.122
9/14/2007	sell	545	17.122
9/14/2007	sell	479	17.122
9/14/2007	sell	2917	17.122
9/14/2007	sell	826	17.122
9/14/2007	sell	355	17.122
9/14/2007	sell	594	17.122
9/14/2007	sell	4848	17.122
9/14/2007	sell	2314	17.122
9/14/2007	sell	789	17.122
9/14/2007	sell	677	17.122
9/14/2007	sell	292	17.122
9/18/2007	sell	614	17.188
9/18/2007	sell	593	17.188
9/18/2007	sell	2869	17.188
9/18/2007	sell	660	17.188
9/18/2007	sell	162	17.188
9/18/2007	sell	50	17.188
9/18/2007	sell	1722	17.188
9/18/2007	sell	2618	17.188
9/18/2007	sell	818	17.188
9/18/2007	sell	2597	17.188
9/18/2007	sell	3169	17.188
9/18/2007	sell	179	17.188
9/18/2007	sell	898	17.188
9/18/2007	sell	674	17.188
9/18/2007	sell	1311	17.188
9/18/2007	sell	535	17.188
9/18/2007	sell	386	17.188
9/18/2007	sell	646	17.188
9/18/2007	sell	5267	17.188
9/18/2007	sell	2514	17.188
9/18/2007	sell	2741	17.188
9/18/2007	sell	857	17.188
9/18/2007	sell	528	17.188
9/18/2007	sell	1709	17.188
9/18/2007	sell	123	17.188
9/18/2007	sell	1061	17.188
9/18/2007	sell	122	17.188
9/18/2007	sell	318	17.188
9/18/2007	sell	2259	17.188
9/20/2007	sell	500	17.650





In addition, certain clients of Schultz Investment Advisors, Inc.
have elected to exit the group.

d. Beneficiaries of accounts managed by Schultz Investment
Advisors, Inc. are entitled to receive any dividends or sales proceeds.

e. N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


10/10/07
___________________________
Date

Scott T. Schultz
___________________________
Signature

Scott T. Schultz, Chairman, Schultz Investment Advisors, Inc.
___________________________
Name/Title